SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 10)

GOLD KIST INC.

(Name of Subject Company)

PROTEIN ACQUISITION CORPORATION

PILGRIM’S PRIDE CORPORATION

(Names of Filing Persons—Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

Richard A. Cogdill

Pilgrim’s Pride Corporation

4845 US Highway 271 North

Pittsburg TX 75686-0093

(903) 434-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Alan G. Harvey

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas TX 75201

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,060,016,120	$113,422.00

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by the sum of (i) the 51,036,806 outstanding shares of Common Stock as of August 9, 2006 (according to the Quarterly Report on Form 10-Q for the period ended July 1, 2006 filed by Gold Kist Inc.), and (ii) the 1,964,000 shares of Common Stock subject to outstanding grants and awards under Gold Kist Inc. share-based compensation plans (according to the Report on Form 10-Q for the period ended July 1, 2006 filed by Gold Kist Inc.).
**	Calculated as 0.0107% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $113,422.00	Filing Party: Pilgrim’s Pride Corporation
Form or Registration No.: SC TO-T	Date Filed: September 29, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 10 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 29, 2006 and amended by Amendment No. 1 filed September 29, 2006, Amendment No. 2 filed October 12, 2006, Amendment No. 3 filed October 16, 2006, Amendment No. 4 filed October 17, 2006, Amendment No. 5 filed October 23, 2006, Amendment No. 6 filed October 24, 2006, Amendment No. 7 filed October 30, 2006, Amendment No. 8 filed November 13, 2006 and Amendment No. 9 filed November 20, 2006 (as so amended, the “Schedule TO”) by Protein Acquisition Corporation, a Delaware corporation (“Purchaser”) and Pilgrim’s Pride Corporation, a Delaware Corporation (“Parent”) and owner of all of the outstanding common stock of Purchaser. The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Gold Kist Inc., a Delaware corporation (the “Company”), and the associated common stock and Series A Junior Participating Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of July 9, 2004, between the Company and Sun Trust Bank, as Rights Agent (the “Rights Agreement”), for $20.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006, as amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

The Offer is extended to, and will expire at, 5:00 p.m., New York City time, on Wednesday, December 27, 2006, unless the Offer is extended further. All references in the Schedule TO and the exhibits and schedules thereto to the Expiration Date of the Offer are amended and shall refer to 5:00 p.m., New York City time, on Wednesday, December 27, 2006. As of 5:00 p.m., New York City Time, on November 29, 2006, a total of 34,219,233 shares of Gold Kist common stock, or approximately 67% of Gold Kist’s outstanding shares, have been tendered and not withdrawn.

Item 6. Purposes of the Transaction and Plans or Proposals

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

Section 11, “Purpose of the Offer; Plans for the Company after the Offer and the Merger,” of the Offer to Purchase is hereby amended and supplemented as follows:

The discussion under the caption “Debt Tender Offer” in Section 11 of the Offer to Purchase is amended and supplemented as follows:

Parent’s offer to purchase the Gold Kist Notes and the related consent solicitation have been extended to, and will expire at, 5:00 p.m., New York City time, on Wednesday, December 27, 2006, unless such offer is extended further. As of 5:00 p.m., New York City time, on November 29, 2006, Parent had received tenders of and consents with respect to approximately 99.9% of the aggregate principal amount of outstanding Gold Kist Notes. In accordance with the terms of the offer to purchase and consent solicitation for the Gold Kist Notes, such tenders and consents are irrevocable.

Item 7. Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

Section 9, “Financing of the Offer and the Merger,” of the Offer to Purchase is hereby amended and supplemented by the addition of the following information:

On November 29, 2006, Parent entered into a $450,000,000 Senior Unsecured Term Loan Agreement (the “Bridge Loan Agreement”) with Lehman Commercial Paper Inc., as the administrative agent and a lender, Lehman Brothers Inc., as joint lead arranger and joint bookrunner, Credit Suisse Securities (USA) LLC, as joint lead arranger and joint bookrunner and Credit Suisse Cayman Islands Branch, as syndication agent and a lender.

The Bridge Loan Agreement provides for an aggregate term loan commitment of $450 million, less the principal amount of any Gold Kist Notes that are not acquired in Parent’s tender offer for such Notes. Loans under the Bridge Loan Agreement may be made in up to a maximum of two drawings. An initial drawing may be made concurrently with the date Parent has acquired an aggregate of a majority of the Company’s total issued and outstanding capital stock (the “Initial Closing Date”). If Parent has not borrowed the full amount available under the Bridge Loan Agreement on the Initial Closing Date, a second drawing of the remainder may be drawn on the date on which Parent completes the purchase of the remaining shares of capital stock of the Company.

Any loans under the Bridge Loan Agreement will mature on the date that is one year following the Initial Closing Date (the “Bridge Maturity Date”). If any loan under the Bridge Loan Agreement has not been previously repaid in full on or prior to the Bridge Maturity Date, subject to specified conditions, the loans will be converted into a term loan (each, a “Term Loan”) maturing on the tenth anniversary of the Initial Closing Date. Holders of the loans under the Bridge Loan Agreement or Term Loans may elect to receive notes in exchange for those loans at the Bridge Maturity Date, in the case of loans under the Bridge Loan Agreement, or, in the case of Term Loans, at any time or from time to time on or after the Bridge Maturity Date (the “Exchange Notes”). The Exchange Notes will be issued in the appropriate form set forth in an indenture and will have a principal amount equal to the principal amount of the Term Loan for which it is exchanged and having a fixed interest rate equal to the interest rate on the Term Loan at the time of transfer or exchange. Conversion of loans under the Bridge Loan Agreement into Exchange Notes at the Bridge Maturity Date is subject to the condition that Parent has filed a shelf registration statement with the Commission for the resale for the Exchange Notes by the holders thereof, and Parent will be required to pay liquidated damages in the form of additional interest on the Exchange Notes if such shelf registration statement has not been declared effective within 180 days after the Bridge Maturity Date.

Prior to the Bridge Maturity Date, the loans under the Bridge Loan Agreement will initially accrue interest at a rate per annum equal to LIBOR plus 275 basis points. If the loans under the Bridge Loan Agreement are not repaid in full within 180 days following the Initial Closing Date, the rate will increase by 75 basis points at the end of that 180-day period and will increase by an additional 50 basis points at the end of each 90-day period thereafter. Interest on the loans under the Bridge Loan Agreement will be no greater than (1) 9.75% per annum, if Parent’s senior unsecured rating is Ba3 by Moody’s and BB- by S&P or better, or (2) 10.25% per annum, if Parent’s senior unsecured rating is B1 by Moody’s or B+ by S&P or lower. All late payments shall bear interest at the applicable rate plus 2.00% per annum.

The availability of the commitment under the Bridge Loan Agreement is subject to no material adverse effect provisions and is conditioned upon the satisfaction, among other customary conditions, of the following:

•	The transactions contemplated by the Offer must be consummated pursuant to documentation having terms and conditions reasonably satisfactory to the joint lead arrangers, including an acquisition agreement or tender offer documentation, as applicable, and no material provision thereof shall have been waived, amended, supplemented or otherwise modified, except with the consent of the joint lead arrangers;

•	The Company’s board of directors has redeemed the Rights or the Rights have been invalidated or are otherwise inapplicable to the Offer;

•	All governmental and material third party approvals (including shareholders’ and other material consents) necessary or, in the reasonable discretion of the joint lead arrangers and the administrative agent, advisable in connection with the transactions contemplated by the Offer, the financing contemplated by the Offer and the continuing; and

•	Parent shall have received proceeds of at least $600 million under the CoBank Credit Agreement.

Under the Bridge Loan Agreement, if certain change of control events occur, then Parent must make an offer to purchase any loans under the Bridge Loan Agreement and the Term Loans at 101% of the principal amount of those loans, plus all accrued and unpaid interest and fees. In addition, Parent, subject to specified conditions, must make a mandatory prepayment of the net cash proceeds received by Parent in excess of thresholds specified in the Bridge Loan Agreement, if:

•	Parent makes certain asset sales;

•	Parent has any casualty or other insured damage to certain assets; or

•	Parent issues equity interests in a capital raising transaction or issues debt securities or incurs debt.

Parent is also subject to customary covenants under the Bridge Loan Agreement, including certain reporting requirements. Further, the Bridge Loan Agreement contains a number of covenants that, among other things, limit Parent and its subsidiaries’ ability to:

•	Make loans or investments;

•	Pay dividends or redeem shares of capital stock;

•	Create liens on any assets;

•	Incur or assume additional indebtedness, including guarantees of the indebtedness of others;

•	Transfer or sell collateral;

•	Consolidate, merge or transfer all or substantially all of the assets of Parent or its subsidiaries;

•	Enter into consensual encumbrances and negative pledges;

•	Repay certain unsecured debt prior to 105 days after the Maturity Date; and

•	Incur non-cancelable obligations on operating leases or sale and leaseback transactions.

The Bridge Loan Agreement also contains customary events of default, including nonpayment of principal or interest, violations of covenants, cross default, bankruptcy and material judgments.

The Bridge Loan Agreement has been filed as an exhibit to the Schedule TO filed by Parent and Purchaser with the Commission, and the foregoing summary is qualified in its entirety by reference to the terms of the Bridge Loan Agreement.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 15, “Certain Legal Matters and Regulatory Approvals,” of the Offer to Purchase is hereby amended and supplemented as follows:

The discussion in this Section under the caption “Certain Legal Proceedings” is hereby amended and supplemented as follows:

On November 22, 2006, the Company filed a First Amended Complaint which, in addition to the Company, includes Jerry L. Stewart, who is described as “a purchaser and consumer of chicken,” as an individual plaintiff. The First Amended Complaint repeats the Company’s original allegations that the election of the Parent Nominees to the Company’s Board of Directors would violate Section 8 of the Clayton Act and adds claims that, if elected, the Parent Nominees would have “irreconcilable conflicting fiduciary duties” to Parent and the Company. The First Amended Complaint claims that Parent’s proxy materials and the Offer to Purchase fail to fully disclose such alleged Clayton Act violations and such alleged conflicting duties and how they will be addressed and that such alleged omissions constitute omissions of material information in alleged violation of the Exchange Act and the Commission’s proxy rules and tender offer rules, and reiterates the Company’s requests for injunctive and other relief set forth in the original Complaint. Parent and Purchaser believe that they have meritorious defenses to the allegations in the First Amended Complaint and presently expect to file their response to the Company’s motion for a preliminary injunction on or about December 22, 2006, the date fixed by the Court for the filing of such response.

The Company has filed the Second Amended Complaint as an exhibit to Amendment No. 7 to its Schedule 14D-9, which may be inspected at, and copies obtained from, the same places and in the same manner as set forth in Section 7 of the Offer to Purchase.

Item 12. Material to Be Filed as Exhibits (except for Exhibits designated as “filed herewith,” all Exhibits have previously been filed).

(a)(1)	Offer to Purchase dated September 29, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on September 29, 2006.

(a)(8)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on September 28, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(9)	Letter dated September 28, 2006 from Parent to the Board of Directors of the Company (included in Exhibit (a)(8)).

(a)(10)	Letter dated September 28, 2006 to employees of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(11)	Letter dated September 28, 2006 to customers of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(12)	Letter dated September 28, 2006 to Parent growers (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(13)	Tender Offer FAQs (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(14)	Frequently Asked Questions for Pilgrim’s Pride Employees (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(15)

Press release issued by Parent on September 28, 2006 announcing Parent’s intention to commence the Offer to Purchase Gold Kist 10 1/4% Senior Notes due March 15, 2014 and related Consent Solicitation (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(16)	Press release issued by Parent on August 18, 2006 (previously filed on August 18, 2006 pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 (the “Exchange Act”) and refiled on August 24, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”) and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(17)	Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc. Frequently Asked Questions (FAQs) dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(18)	Investor Presentation dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(19)	Letter dated August 18, 2006 from Parent to the Company regarding the stockholder proposal provided by O.B. Goolsby, Jr., to the Company (previously filed on August 22, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(20)	Letter dated August 30, 2006 from Parent to the Company.

(a)(21)	Letter dated September 20, 2006 from Parent to the Company.

(a)(22)	Press Release issued by Parent on September 29, 2006 announcing commencement of the Offer to Purchase the Company’s 10¼% Senior Notes due March 15, 2014 and related Consent Solicitation.

(a)(23)	Press Release issued by Parent on October 12, 2006 responding to the Schedule 14D-9 filed by the Company.

(a)(24)	Press Release issued by Parent on October 12, 2006 announcing the purchase price for the Gold Kist Notes and receipt of tenders and related consents from holders of 73.2% of the outstanding Gold Kist Notes.

(a)(25)	Press Release issued by Parent on October 16, 2006 announcing receipt of tenders of Gold Kist Notes and related consents sufficient to approve proposed amendments to the Gold Kist Indenture.

(a)(26)	Press Release issued by Parent on October 17, 2006 announcing early termination of the waiting period under the HSR Act.

(a)(27)	Press Release issued by Parent on October 23, 2006 with open letter to the Company’s stockholders.

(a)(28)	Press Release issued by Parent on October 29, 2006 announcing reduction in weekly chicken processing.

(a)(29)	Press Release issued by Parent on October 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(30)	Order of the U.S. District Court issued November 2, 2006 denying the Company’s Motion for Expedited Hearing and granting Parent’s Motion to Modify Scheduling Order.

(a)(31)	Defendants’ Motion to Dismiss the Company’s Exchange Act Claims.

(a)(32)	Defendants’ Memorandum in Support of Motion to Dismiss the Company’s Exchange Act Claims.

(a)(33)	Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(34)	Memorandum in Support of Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(35)	Press Release issued by Parent on November 13, 2006 announcing the revised purchase price for the Gold Kist Notes.

(a)(36)

Press Release issued by Parent on November 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes (filed herewith).

(b)(1)	Credit Agreement by and among CoBank ACB, Agriland FCS and the Company dated as of September 21, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(2)	Pilgrim’s Pride Corporation $450,000,000 Senior Unsecured Increasing Rate Bridge Facility Commitment Letter from Lehman Brothers to the Company dated September 27, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(3)	Supplemental Commitment Letter from Lehman Brothers and Credit Suisse to Parent dated October 20, 2006.

(b)(4)

$450,000,000 Senior Unsecured Term Loan Agreement dated November 29, 2006 among Parent, Lehman Commercial Paper Inc., Lehman Brothers, Inc., Credit Suisse Securities (USA) LLC and Credit Suisse Cayman Islands Branch, including agreed form of Exchange Note indenture (filed herewith).

(d)	None.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2006

PROTEIN ACQUISITION CORPORATION

By:	/s/ RICHARD A. COGDILL
Name:	Richard A. Cogdill
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

PILGRIM’S PRIDE CORPORATION

By:	/s/ RICHARD A. COGDILL
Name:	Richard A. Cogdill
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX 1

Exhibit No.
(a)(1)	Offer to Purchase dated September 29, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on September 29, 2006.

(a)(8)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on September 28, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(9)	Letter dated September 28, 2006 from Parent to the Board of Directors of the Company (included in Exhibit (a)(8)).

(a)(10)	Letter dated September 28, 2006 to employees of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(11)	Letter dated September 28, 2006 to customers of Parent (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(12)	Letter dated September 28, 2006 to Parent growers (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(13)	Tender Offer FAQs (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(14)	Frequently Asked Questions for Pilgrim’s Pride Employees (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(15)	Press release issued by Parent on September 28, 2006 announcing Parent’s intention to commence the Offer to Purchase Gold Kist 10 1/4% Senior Notes due March 15, 2014 and related Consent Solicitation (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(a)(16)	Press release issued by Parent on August 18, 2006 (previously filed on August 18, 2006 pursuant to Rule 14a-12 under the Exchange Act and refiled on August 24, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(17)	Pilgrim’s Pride Corporation’s Proposal for Gold Kist Inc. Frequently Asked Questions (FAQs) dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(18)	Investor Presentation dated August 21, 2006 (previously filed on August 21, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(19)	Letter dated August 18, 2006 from Parent to the Company regarding the stockholder proposal provided by O.B. Goolsby, Jr., to the Company (previously filed on August 22, 2006 pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act).

(a)(20)	Letter dated August 30, 2006 from Parent to the Company.

[1]	Except for Exhibits designated as “filed herewith,” all Exhibits have previously been filed.

(a)(21)	Letter dated September 20, 2006 from Parent to the Company.

(a)(22)	Press Release issued by Parent on September 29, 2006 announcing commencement of the Offer to Purchase the Company’s 10¼% Senior Notes due March 15, 2014 and related Consent Solicitation.

(a)(23)	Press Release issued by Parent on October 12, 2006 responding to the Schedule 14D-9 filed by the Company.

(a)(24)	Press Release issued by Parent on October 12, 2006 announcing the purchase price for the Gold Kist Notes and receipt of tenders and related consents from holders of 73.2% of the outstanding Gold Kist Notes.

(a)(25)	Press Release issued by Parent on October 16, 2006 announcing receipt of tenders of Gold Kist Notes and related consents sufficient to approve proposed amendments to the Gold Kist Indenture.

(a)(26)	Press Release issued by Parent on October 17, 2006 announcing early termination of the waiting period under the HSR Act.

(a)(27)	Press Release issued by Parent on October 23, 2006 with open letter to the Company’s stockholders.

(a)(28)	Press Release issued by Parent on October 29, 2006 announcing reduction in weekly chicken processing.

(a)(29)	Press Release issued by Parent on October 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes.

(a)(30)	Order of the U.S. District Court issued November 2, 2006 denying the Company’s Motion for Expedited Hearing and granting Parent’s Motion to Modify Scheduling Order.

(a)(31)	Defendants’ Motion to Dismiss the Company’s Exchange Act Claims.

(a)(32)	Defendants’ Memorandum in Support of Motion to Dismiss the Company’s Exchange Act Claims.

(a)(33)	Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(34)	Memorandum in Support of Motion by the Parent Nominees (other than Joseph C. Moran and Michael A. Pruitt) to Dismiss the Company’s Complaint for lack of personal jurisdiction over such Defendants.

(a)(35)	Press Release issued by Parent on November 13, 2006 announcing the revised purchase price for the Gold Kist Notes.

(a)(36)	Press Release issued by Parent on November 30, 2006 announcing extension of the Offer and extension of Parent’s offer to purchase and consent solicitation with respect to the Gold Kist Notes (filed herewith).

(b)(1)	Credit Agreement by and among CoBank ACB, Agriland FCS and the Company dated as of September 21, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(2)	Pilgrim’s Pride Corporation $450,000,000 Senior Unsecured Increasing Rate Bridge Facility Commitment Letter from Lehman Brothers to the Company dated September 27, 2006 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 28, 2006).

(b)(3)	Supplemental Commitment Letter from Lehman Brothers and Credit Suisse to Parent dated October 20, 2006.

(b)(4)	$450,000,000 Senior Unsecured Term Loan Agreement dated November 29, 2006 among Parent, Lehman Commercial Paper Inc., Lehman Brothers, Inc., Credit Suisse Securities (USA) LLC and Credit Suisse Cayman Islands Branch, including agreed form of Exchange Note indenture (filed herewith).

(d)	None.

(g)	None.

(h)	None.